SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-11840

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

B.  Name of issuer of the securities held pursuant to the plan and the address of its prinicipal executive office:

THE ALLSTATE CORPORATION
2775 SANDERS ROAD STE. E-5
NORTHBROOK, ILLINOIS 60062-6127

The Savings and
Profit Sharing Fund of
Allstate Employees

Financial Statements as of and for the
Years Ended December 31, 2004 and 2003, Supplemental Schedule as of
December 31, 2004 and
Report of Independent Registered Public Accounting Firm

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2-3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003	4-5

Notes to Financial Statements	6-10

SUPPLEMENTAL SCHEDULE: *

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2004	11

SIGNATURE	12

EXHIBIT INDEX

23 Consent of Deloitte & Touche LLP

* All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

[DELOITTE & TOUCHE LLP LETTERHEAD]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

The Savings and Profit Sharing Fund of Allstate Employees:

We have audited the accompanying statements of net assets available for benefits of The Savings and Profit Sharing Fund of Allstate Employees (the “Fund”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Fund’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Fund as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) at December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds.  The supplemental schedule and supplementary information are the responsibility of the Fund’s management.  Such supplemental schedule and supplementary information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/DELOITTE & TOUCHE LLP

June 17, 2005

Chicago, Illinois

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004
(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
ASSETS	Funds	Fund	Unallocated	Total

INVESTMENTS—At fair value:
The Allstate Corporation common stock	$—	$921,827	$661,311	$1,583,138
Interest in registered investment company,
State Street Global Advisors (SSgA):
SSgA Short Term Investment Fund	371,964			371,964
SSgA Bond Market Index Fund Series A	155,297			155,297
SSgA Allstate Balanced Fund	565,713			565,713
SSgA S&P 500 Flagship Fund Series A	680,461			680,461
SSgA Daily EAFE Fund Series T	157,700			157,700
SSgA Russell 2000 Fund Series A	326,206			326,206
Collective short-term investment fund		3,752	6,429	10,181
Participant notes receivable	88,098			88,098

Total investments	2,345,439	925,579	667,740	3,938,758

RECEIVABLES:
Dividends and interest	671	4,944	3,591	9,206
Employer contributions		5,250	7,900	13,150
Employee contributions	10,304	1,126		11,430
Interfund		106,457		106,457

Total receivables	10,975	117,777	11,491	140,243

Total assets	2,356,414	1,043,356	679,231	4,079,001

LIABILITIES

ESOP LOAN (Notes 1 and 3)			70,271	70,271

PAYABLES:
Interest			1,388	1,388
Other	456	127		583
Interfund			106,457	106,457

Total liabilities	456	127	178,116	178,699

NET ASSETS AVAILABLE FOR BENEFITS	$2,355,958	$1,043,229	$501,115	$3,900,302

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003
(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
ASSETS	Funds	Fund	Unallocated	Total

INVESTMENTS—At fair value:
The Allstate Corporation common stock	$—	$757,267	$674,660	$1,431,927
Interest in registered investment company,
State Street Global Advisors (SSgA):
SSgA Short Term Investment Fund	379,982			379,982
SSgA Bond Market Index Fund Series A	143,843			143,843
SSgA Allstate Balanced Fund	549,600			549,600
SSgA S&P 500 Flagship Fund Series A	583,301			583,301
SSgA Daily EAFE Fund Series T	87,095			87,095
SSgA Russell 2000 Fund Series A	241,488			241,488
Collective short-term investment fund		1,002		1,002
Participant notes receivable	83,782			83,782

Total investments	2,069,091	758,269	674,660	3,502,020

RECEIVABLES:
Dividends and interest	360	4,263	3,768	8,391
Employer contributions			20,427	20,427
Employee contributions	9,430	861		10,291
Other		2,409		2,409
Interfund		124,590		124,590

Total receivables	9,790	132,123	24,195	166,108

Total assets	2,078,881	890,392	698,855	3,668,128

LIABILITIES

ESOP LOAN (Notes 1 and 3)			94,469	94,469

PAYABLES:
Other	471	82		553
Interfund			124,590	124,590

Total liabilities	471	82	219,059	219,612

NET ASSETS AVAILABLE FOR BENEFITS	$2,078,410	$890,310	$479,796	$3,448,516

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004
(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
ADDITIONS	Funds	Fund	Unallocated	Total

NET INVESTMENT INCOME:
Net appreciation in fair value of investments	$180,248	$164,096	$111,241	$455,585
Interest	9,052	59	51	9,162
Dividends		21,223	14,321	35,544

Net investment income	189,300	185,378	125,613	500,291

CONTRIBUTIONS:
Participants	153,746	19,113		172,859
Employer—ESOP loan debt service			7,900	7,900
Employer—cash matched on participant deposits		5,323		5,323

Total contributions	153,746	24,436	7,900	186,082

ALLOCATION OF COMPANY SHARES:
Shares matched on participant deposits at fair value		106,457	(106,457)

Total allocation of Company shares	—	106,457	(106,457)	—

Total additions	343,046	316,271	27,056	686,373

DEDUCTIONS

BENEFITS PAID TO PARTICIPANTS	152,450	72,298		224,748

INTEREST EXPENSE			5,737	5,737

ADMINISTRATIVE EXPENSE	3,052	1,050		4,102

Total deductions	155,502	73,348	5,737	234,587

NET INCREASE	187,544	242,923	21,319	451,786

INTERFUND TRANSFERS	90,004	(90,004)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,078,410	890,310	479,796	3,448,516

End of year	$2,355,958	$1,043,229	$501,115	$3,900,302

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
ADDITIONS	Funds	Fund	Unallocated	Total

NET INVESTMENT INCOME:
Net appreciation in fair value of investments	$278,134	$107,535	$94,565	$480,234
Interest	9,183	55	30	9,268
Dividends		18,173	14,585	32,758

Net investment income	287,317	125,763	109,180	522,260

CONTRIBUTIONS:
Participants	149,686	16,100		165,786
Employer—ESOP loan debt service			20,427	20,427
Employer—cash matched on participant deposits		250		250

Total contributions	149,686	16,350	20,427	186,463

ALLOCATION OF COMPANY SHARES:
Shares matched on participant deposits at fair value		124,590	(124,590)

Total allocation of Company shares	—	124,590	(124,590)	—

Total additions	437,003	266,703	5,017	708,723

DEDUCTIONS

BENEFITS PAID TO PARTICIPANTS	126,947	62,242		189,189

INTEREST EXPENSE			7,937	7,937

ADMINISTRATIVE EXPENSE	3,211	1,159		4,370

Total deductions	130,158	63,401	7,937	201,496

NET INCREASE (DECREASE)	306,845	203,302	(2,920)	507,227

INTERFUND TRANSFERS	89,206	(89,206)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,682,359	776,214	482,716	2,941,289

End of year	$2,078,410	$890,310	$479,796	$3,448,516

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1.                      DESCRIPTION OF PLAN

The following description of The Savings and Profit Sharing Fund of Allstate Employees (the ”Fund”) provides only general information.  Participants should refer to the plan document for a more complete description of the Fund’s provisions.

General—The Fund covers all full-time and regular part-time employees of The Allstate Corporation (the “Company”) and designated affiliates of the Company, with the exception of those employed by the Company’s Canadian subsidiaries and Sterling Collision Centers, Inc.  Employees must be at least 18 years of age to participate.

The Fund is a defined contribution plan consisting of a profit sharing and stock bonus plan containing a cash or deferred arrangement which is intended to meet the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”).  The stock bonus portion of the Fund includes a leveraged and a nonleveraged employee stock ownership plan (“ESOP”) which is intended to meet the requirements of Section 409 and Section 4975(e)(7) of the Code.  The Fund is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration—The Fund is administered by an Administrative Committee.  Investment transactions are authorized by the Fund’s Investment Committee.  Members of the Administrative and Investment Committees are appointed by the Profit Sharing Committee.  Members of the Profit Sharing Committee are appointed by the Company.

Trustee of the Fund—The Northern Trust Company holds Fund assets as trustee under The Savings and Profit Sharing Fund of Allstate Employees Trust.

Contributions—Each year, employees may contribute up to 50 percent of eligible annual compensation through a combination of pre-tax and after-tax deposits, subject to Internal Revenue Code limitations.  Participants age 50 or older have the option to make additional pre-tax contributions (“Catch-Up” Contributions).  Employees may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company contributes, at its discretion, from 50 percent to 150 percent of the first 5 percent of eligible compensation that a participant contributes on a pre-tax basis to the Fund.  All employer contributions are invested in Company stock.  However, participants can transfer all or part of their Company Contributions to any investment option within the Fund at any time.  During the years ended December 31, 2004 and 2003, the Company’s matching contributions were 125 percent and 150 percent, respectively.

Participant Accounts—Individual accounts are maintained for each fund participant.  Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution and Fund earnings, and is charged with an allocation of administrative expenses and Fund losses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their contributions and the Company’s contributions plus earnings thereon.

Investment Options—Upon enrollment in the Fund, a participant may direct employee contributions to any or all of the seven investment options listed below.  Participants may change their investment elections at any time.

Allstate Stock Fund—Funds are invested in Company common stock with a portion of the fund invested in short-term securities to provide liquidity to process transactions.

Money Market Fund—The fund, managed by State Street Global Advisors (“SSgA”), a registered investment company, invests in shares of a commingled trust that invests in short-term securities.

Bond Fund—The fund, managed by SSgA, invests in shares of a commingled trust that invests in the broad domestic bond market and also in U.S. government and agency, corporate, mortgage-backed, and asset-backed debt securities.

Balanced Fund—The fund, managed by SSgA, invests in shares of a commingled trust that invests in a diversified portfolio of stocks and debt securities.

S&P 500 Fund—The fund, managed by SSgA, invests in shares of a commingled trust that invests in a diversified portfolio of stocks of large, established companies.

International Equity Fund—The fund, managed by SSgA, invests in shares of a commingled trust that invests in a diversified portfolio of stocks in developed markets within Europe, Australia, and the Far East.  Effective April 24, 2003, the fund, which was invested in the SSgA Daily EAFE Securities Lending Fund Series A, was replaced with a new fund, the SSgA Daily EAFE Securities Lending Fund Series T.

Russell 2000 Fund—The fund, managed by SSgA, invests in shares of a commingled trust that invests in a diversified portfolio of stocks that represents the smallest two-thirds of the 3,000 largest U.S. companies.

Participant Notes Receivable—Participants may borrow from their account balance.  The loan amount must be at least $1,000 up to a maximum equal to the lesser of:  (i) 50 percent of their account value, (ii) 100 percent of their pre-tax, after-tax, and rollover account balances, or (iii) $50,000.  Loan transactions are treated as a proportional transfer from/to the investment funds and to/from the Loan Fund.  Loan terms range from 6 to 48 months for a general-purpose loan and 49 to 180 months for a primary residence loan.  Loans are secured by the participant’s account balance and bear interest at the prime rate.  Principal and interest are paid ratably through payroll deductions.

Employee Stock Ownership Plan—The Company established a leveraged ESOP effective June 30, 1995, through a split of the employee stock ownership plan of The Savings and Profit Sharing Fund of Sears Employees (the “Prior Plan”) by acquiring 50 percent of the unallocated shares and assuming 50 percent of the related loan of the Prior Plan.  The resulting ESOP loan (the “ESOP Loan”) bears interest at 7.9 percent.

The borrowing is to be repaid through the year 2019 or earlier if the Company elects to make additional contributions for principal prepayments on the ESOP Loan.  As the Fund makes each payment of principal and interest, a proportional percentage of unallocated shares are allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.

ESOP shares not yet allocated to participants are held in a suspense account.  A portion of these shares served as collateral on the ESOP Loan through December 31, 2003; none of these shares served as collateral during 2004.  ESOP shares allocated to participants and other Company shares that were acquired with participant contributions are included in the Allstate Stock Fund and the lender has no rights against these shares.

Payment of Benefits—Upon termination of service, a participant is entitled to a complete withdrawal of his or her account balance.  Partial withdrawals are also permitted under the Fund subject to restrictions.

2.                      SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The Fund financial statements are prepared under the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Fund investments are stated at fair value.  Shares of registered investment companies are valued at market prices that represent the net asset value of shares held by the Fund at year-end.  Common stock held in the Allstate Stock Fund is valued at market price.  Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis except for interest on participant notes, which is recorded when paid.  The difference between cash and accrual basis for interest on participant notes is not material.  Dividends are recorded on the ex-dividend date.

Benefits Paid to Participants and Participant Notes Receivable—Benefits paid to participants and participant notes receivable loans are recorded when funds are transferred out of the respective investment funds for payment to participants.  Amounts allocated to accounts of persons who have elected to withdraw from the Fund, but have not yet been paid were immaterial at December 31, 2004 and 2003, respectively.

3.                      ESOP LOAN

The ESOP loan agreement provides for the loan to be repaid through the year 2019 at an annual interest rate of 7.9 percent.  There are no principal payments required on the loan during the next five years.

The following table presents additional information for the Fund’s investment in The Allstate Corporation common stock held in the Allstate Stock Fund and the ESOP Company Shares Unallocated at December 31:

	2004		2003
		ESOP		ESOP
	Allstate	Company	Allstate	Company
	Stock	Shares	Stock	Shares
	Fund	Unallocated	Fund	Unallocated
	(Dollars in thousands)

Number of shares	17,823,406	12,786,370	17,602,681	15,682,463

Cost	$249,443	$91,104	$226,389	$111,740

Fair value	$921,827	$661,311	$757,267	$674,660

4.                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Fund to discontinue its contributions at any time and to terminate the Fund subject to the provisions of ERISA.

5.                      TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated November 18, 2003, that the Fund and related trust were designed in accordance with applicable sections of the Code.  The plan administrator and the Fund’s tax counsel believe that the Fund is currently designed and is being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Fund’s financial statements.

6.                      INVESTMENTS

The Fund’s investments which exceeded 5 percent of net assets available for benefits as of December 31, 2004 and 2003, are as follows:

(Dollars in thousands)	2004	2003

Allstate Stock Fund (The Allstate Corporation common stock) *	$921,827	$757,267
ESOP Company Shares Unallocated	661,311	674,660
Money Market Fund (SSgA Short Term Investment Fund)	371,964	379,982
Balanced Fund (SSgA Allstate Balanced Fund)	565,713	549,600
S&P 500 Fund (SSgA S&P 500 Flagship Fund Series A)	680,461	583,301
Russell 2000 Fund (SSgA Russell 2000 Index Securities Lending Fund Series A)	326,206	241,488

*Partially non-participant-directed

During 2004 and 2003, the Fund’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(Dollars in thousands)	2004	2003

Allstate Stock Fund (The Allstate Corporation common stock)	$164,096	$107,535
ESOP Company Shares Unallocated	111,241	94,565
Bond Fund (SSgA Passive Bond Market Index Securities Lending Fund Series A)	6,101	7,118
Balanced Fund (SSgA Allstate Balanced Fund)	40,570	76,080
S&P 500 Fund (SSgA S&P 500 Flagship Fund Series A)	65,570	120,557
International Equity Fund (SSgA Daily EAFE Securities Lending Fund Series T) *	23,202	18,796
Russell 2000 Fund (SSgA Russell 2000 Index Securities Lending Fund Series A)	44,805	55,583

Total	$455,585	$480,234

*

Effective April 24, 2003, the SSgA Daily EAFE Index Series A Fund held by the International Equity Fund was replaced with the SSgA Daily EAFE Series T Fund. The amount shown for 2003 includes the performance of the Series A Fund through April 23, 2003, and the performance of the Series T Fund after that date.

7.                      RELATED PARTY TRANSACTIONS

The Fund invests in The Northern Trust Collective Short-Term Investment Fund, managed by The Northern Trust Company, the Trustee of the Fund.  The Fund also invests in the common stock of The Allstate Corporation, the Fund’s sponsor.

******

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

		(c) Description of investment
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par or maturity value	(d) Cost	(e) Current Value

*	The Allstate Corporation common stock	30,609,776 shares	$340,547,213	$1,583,137,615

	Interest in registered investment company, State Street Global Advisors (SSgA):

	SSgA Short Term Investment Fund	371,963,587 shares	371,963,587	371,963,587

	SSgA Passive Bond Market Indexm Securities Lending Fund Series A	9,644,004 shares	138,311,128	155,297,396

	SSgA Allstate Balanced Fund	35,865,890 shares	396,556,941	565,712,677

	SSgA S&P 500 Flagship Fund Series A	3,076,447 shares	556,675,245	680,460,860

	SSgA EAFE Securities Lending Fund Series T	10,689,324 shares	123,107,791	157,699,602

	SSgA Russell 2000 Index Securities Lending Fund Series A	15,739,743 shares	253,427,889	326,206,178

*	The Northern Trust Collective Short-term Investment Fund	10,181,195 shares	10,181,195	10,181,195

		rates of interest from
		4.0% to 4.75%,
*	Participant loans	maturing 2004 to 2019	88,098,160	88,098,160

	Total		$2,278,869,149	$3,938,757,270

*	Permitted party-in-interest.

SIGNATURES

                The Plan.       Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE SAVINGS AND PROFIT SHARING FUND
OF ALLSTATE EMPLOYEES

By	/s/ MARK CIESLAK
Mark Cieslak
Plan Administrator

Date: June 24, 2005